Exhibit 99.1

Medigus: Gix Completed Acquisition of Leading Media-Tech Company Cortex Group for Approximately $11 Million

Cortex’s revenues for H1 2021 amounted to approximately $13.5 million, an increase of 53% compared to H1 2020

Tel Aviv, Israel -- October 14, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its affiliate Gix Internet (38.01% on a fully diluted bases) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, announced that Gix Internet’s subsidiary, Gix Media completed the acquisition of 70% of Cortex Group, an innovative media-tech company that has developed expertise in turning original content into a profit center through user traffic acquisition.

The acquisition was based on a Cortex pre-money valuation of approximately $15.6 million (NIS 50 million), out of which Gix Media’s 70% stake constituting approximately $ 11 million (NIS 35 million).

Cortex was established in 2017 and has since been operating with remarkable success in the field of online advertising. Cortex is an innovative media-tech company that has developed capabilities that enable the conversion of original content into a profit center by acquiring user traffic. Cortex’s business model is based on purchasing advertising space from publishers such as YAHOO, Outbrain, Verizon-Oath, Google and more. Cortex employs about 19 people in its offices in Tel Aviv.

Gix reported that according to Cortex’s financial statements for the first half of 2021, its revenues amounted to approximately $13.5 (NIS 43 million), an increase of 53% compared to its revenues in the first half of 2020, and Cortex’s operating profit for the first half of 2021 amounted to approximately $1.3 (NIS 4.2 million), an increase of 121% compared to the first half of 2020.

During the third quarter of 2021, Cortex continued to present an impressive growth, with revenues amounting to approximately $12.5 million (NIS 40 million), an increase of 92% compared with revenues in the corresponding quarter last year. Operating profit in the third quarter of 2021 amounted to approximately $1.4 million (NIS 4.5 million), an increase of 44% compared to the operating profit of the third quarter of 2020.

Cortex’s financial results will be consolidated with Gix’s financial statements, as of the acquisition date and are expected to contribute significantly to Gix’s consolidated results for 2021.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff’s Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com